Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

MICHAEL DARBY

michael.darby@dechert.com
+1 215 994 2088 Direct
+1 215 655 2088 Fax

September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:

Ronald E. Alper

Jonathan Burr

Re:            AB Commercial Real Estate Private Debt Fund, LLC

Registration Statement on Form 10-12G

Filed August 2, 2021

File No. 000-56320

Gentlemen:

On behalf of AB Commercial Real Estate Private Debt Fund, LLC, a Delaware limited liability company (the “Company”), we hereby respond to the comments raised by the staff of the Office of Real Estate & Construction of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated August 7, 2021 regarding the Company’s Registration Statement on Form 10 (File No. 000-56320) filed on August 2, 2021 (the “Registration Statement”).

The Company respectfully acknowledges the Staff’s comments requesting that the Company file the relevant financial statements. The Company has concurrently filed pre-effective amendment no. 1 to the Registration Statement via EDGAR, which includes the requested financial statements.

Ronald E. Alper and Jonathan Burr September 21, 2021 Page 2

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (215) 994-2088 or by email at michael.darby@dechert.com.

Sincerely,

/s/ Michael Darby

Michael Darby

cc:            Bradford Stanley

AB Commercial Real Estate Private Debt Fund, LLC

Ralph R. Mazzeo

Kenneth Rasamny

Dorothy Hill

Dechert LLP